[Luse Gorman Pomerenk & Schick Letterhead]

(202) 274-2009	mlevy@luselaw.com

July 18, 2005

Via Courier

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investors Bancorp, Inc.
Form S-1 filed June 10, 2005
File No. 333-125703

Dear Mr. Friar:

     On behalf of Investors Bancorp, Inc. (the “Company”) we are responding to your comment letter dated July 7, 2005 concerning the above referenced registration statement (the “Application”). We are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.

     Set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments (in bold):

General

1.	In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Pre-effective amendment No. 1 includes the graphics (logo) and map that will appear in the prospectus.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The updating requirements of Rule 3-12 of Regulation S-X are noted.

Mr. William Friar
July 18, 2005

3.	Please file updated consents for all audited financial statements included in your next filing.

An updated consent for the financial statements is included as an exhibit to pre-effective amendment No. 1.

Summary, page 1

4.	In the summary, include a section that provides historic aftermarket performance information of other MHC conversions.

The information has been provided as requested. See page 10.

The Offering, page 3

5.	In the first line, explain who has imposed the requirement that Investors Bancorp, MHC own a majority of the outstanding shares of Investors Bancorp.

The first line has been amended as requested.

Reasons for the Offering, page 4

6.	Please list the reasons by their priority. Under use of proceeds, please be more specific. For example, disclose how much will be used to invest in securities and how much will be invested in the bank. For example, with respect to proceeds that will be contributed to the bank, disclose how much will be used to repay borrowings and at what rate. If the raising of capital is a secondary reason for this offering and not the primary reason, please make sure that the reader understands this.

The reasons for the offering are set forth by priority on page 4.

We have revised the use of proceeds disclosure (See “How We Intend to Use the Proceeds From the Offering” – pages 40-41) to be more specific where determinable. We have added disclosure to the effect that initially, a substantial portion of the proceeds is expected to be invested in short-term securities and other liquid investments. In this regard, no specific borrowings have been identified for repayment, and no specific amount of net proceeds has been identified for the repayment of borrowings.

Mr. William Friar
July 18, 2005

How We Determined to Offer..., page 6

7.	Please revise the language at the bottom of page 7 to state that in the event of a resolicitation, all funds will be returned to subscribers except for those subscribers who make a positive indication of their intention to renew their order. Please also make this disclosure on the cover page of the prospectus.

The requested disclosure has been provided on page 7 as well as on the cover page.

Officers, Directors and Employees, page 9

8.	Please more fully discuss how you plan to adopt the transition guidance in paragraphs 69-83 of SFAS No. 123(R). We note your reference to grant-date fair value accounting for your planned stock-based incentive option plan in your pro forma financials. Please revise all relevant disclosures in this section and your pro formas as it relates to your current and planned future accounting involving this guidance.

SFAS 123(R) will apply to all stock option grants by Investors Bancorp, without regard to transition periods. Even though SFAS 123(R) did not apply to the periods for which pro forma information has been presented, we have accounted for the stock option grants in the pro formas based on the accounting requirements that will apply when the stock options are granted. Additional disclosure has been provided on page 11 in response to this comment.

Our Policy Regarding Dividends, page 13

9.	Unless you include additional specific information, please delete sentence two as we assume that every board would make this statement. Make similar changes on page 29.

The referenced sentence has been deleted on pages 15 and 41 as requested.

Risk Factors
There is no assurance that our strategy to change the mix..., page 18

10.	We note your statement that the bank previously emphasized investments in securities funded with wholesale borrowings, and has recently begun shifting toward greater emphasis on loans and retail deposits. Please briefly explain the business reasons for the previous policy.

Mr. William Friar
July 18, 2005

Additional disclosure has been provided on page 19 in response to this comment.

We have experienced declining earnings..., page 20

11.	Please revise to clarify the reasons for the declining earnings prior to the balance sheet restructuring in March, 2005.

The requested disclosure has been added on page 21.

Market for the Common Stock, page 30

12.	Please revise to clarify whether application has been made for listing on Nasdaq, and if so what the status of that application is. Revise the cover page also, as appropriate.

Disclosure has been added on the cover page and on page 42 to indicate that an application has been filed to have the stock traded on the Nasdaq National Market. It is not known whether we will receive final approval from Nasdaq prior to commencement of the offering. We will revise the prospectus accordingly if Nasdaq approves the listing application prior to the effective date.

Pro Forma Data
Pro Forma Net Income, page 37 and 39

13.	Please ensure that all pro forma information presented is properly calculated. We are unclear how you determined the calculations supporting the values adjacent to the pro forma stock option plan adjustment, and 2) the pro forma recognition and retention plan adjustments. For example, we note the following:

The pro forma information is properly calculated. Supplementally, we are providing the staff with a spreadsheet confirming the calculations.

•	We are unclear why you have chosen not to allocate 20% of these benefit plans in the calculations supporting Notes 3 and 4. Please explain and/or revise as necessary;

Initially, the Company expects to grant no more than 80% of the shares reserved under the stock benefit plans. Revised disclosure has been added to notes 3 and 4 to each of the pro forma tables.

Mr. William Friar
July 18, 2005

•	We are unclear why you have used a option value of $10.00 per share in determining the adjustment to the stock option plan when your footnote refers to you using a grant-date fair value of $4.07 per share in the calculation;

The pro forma information did not use an option value of $10.00 per share. Rather, in calculating the option value, it was assumed that the fair market value of a share of common stock at the date of grant, and therefore the exercise price of the stock options, was $10.00 per share.

•	The calculation supporting the stock option plan adjustment would appear to include 100% of planned stock option benefits and not 80% as your footnote implies;

The stock option plan adjustment assumes 80% of the option shares are granted, what the Company believes is a realistic assumption. See the supplemental spreadsheet referenced above as well as the revised disclosure on pages 50 and 52.

•	We are unclear why you have apparently used a 10 year life amortization for your stock option plan adjustment when your footnote refers to a 5 year vesting period and corresponding amortization;

The stock option plan adjustment did not use a 10 year life amortization for the stock option grants. Rather, in calculating the stock option value, it assumed a ten year life of the option, in accordance with expected terms of the stock option plan. The amortization period utilized was five years, matching the expected vesting period.

•	Please tell us how you determined the relevant adjustment to the stockholders’ equity section for the Charitable Foundation. In your March 31, 2005 presentation, you do not include the expense, net of tax, of contribution to the Charitable Foundation, but you do for the June 30, 2004 presentation. Please explain how you determined the appropriateness of these adjustments and clearly revise your footnotes as needed.

We have revised the June 30, 2004 pro forma stockholders’ equity disclosure in response to this comment. As revised, the disclosure for the nine month period and the year end are consistent. No revision to the footnotes is required.

Mr. William Friar
July 18, 2005

Supplementally, we are providing the staff with a spreadsheet that illustrates how the adjustments are calculated.

Note (2), pages 37 and 39

14.	Please expand this note to detail how you determined the market value of shares issued to and cash contribution for the Charitable Foundation.

The market value of the shares issued to the Charitable Foundation is based on the $10.00 per share initial offering price, since the shares are being issued simultaneously with the closing of the offering and the commencement of trading. Note 2 relates to the employee stock ownership plan.

Note (3), pages 37 and 39

15.	Disclose the total number of outstanding shares used as basis in determining the 1.96% of total outstanding shares assumed to be issued for the recognition and retention plan for each scenario presented. We note that total number of outstanding shares for this purpose include those issued in the public offering, Charitable Foundation and Investors Bancorp.

This disclosure is presented in the pro forma information table on pages 49 and 51.

Note (4), pages 37 and 39

16.	We note your discussion and reference to the inclusion of pro forma net income adjustment amounts for the proposed stock option plan. Please tell us why you have not included the total amount representing 4.90% of outstanding shares, including those issued to Investors Bancorp, MHC and to the Charitable Foundation as an adjustment to Pro Forma’s Stockholders’ Equity. Please revise the presentation and footnotes, if necessary.

There is no adjustment to stockholders’ equity as a result for the stock option plan. There is an expense attributed to the vesting of the stock options granted, which is captured in the income section. This expense reduces retained earnings. However, there is a corresponding increase in additional paid-in capital. As such, there is no change in total stockholders’ equity. Therefore, we do not believe a change to the presentation is warranted.

Mr. William Friar
July 18, 2005

Market Area, page 68

17.	Please expand your primary market area information to include information on the population characteristics of the counties you serve, including information and trends relating to population growth or decline, aging and per capita income and describe any material changes in these factors.

Additional disclosure as requested has been added on page 81.

Loan Originations, Purchase Participations and Servicing of Loans, page 74

18.	Please disclose the reasons for your heavy reliance on purchased loans. If loan demand in your market areas is low, discuss the possible reasons for that. Also, in light of your changing policy toward greater reliance on loans, disclose the extent to which you expect to rely on purchased loans in the foreseeable future.

Disclosure has been provided on page 88 as requested to state the reasons for Investors Savings Bank’s reliance on purchased loans. Investors Savings Bank’s decision to purchase loans is not related to the lack of demand. In fact, loan demand in the New Jersey market is vibrant.

Disclosure has been provided on page 88 to state the extent to which Investors Savings Bank will depend on purchased loans in the future.

19.	We note you purchased a significant amount of mortgage loans from various entities as well as pools of mortgage loans in the secondary market on a bulk purchase basis. Please explain the following and revise relevant disclosures, financial statements and related footnotes, if necessary:

•	What consideration was given to the guidance in paragraphs 4-6 of SOP 03-3 related to recognition, measurement and display of relevant loans acquired for the periods presented;

•	What consideration was given to the disclosure provisions in paragraphs 14-16 of SOP 03-3 for the periods presented;

•	What consideration was given to the disclosure guidance in paragraph 17(e) of SFAS No. 140 as it relates to servicing assets and liabilities.

Mr. William Friar
July 18, 2005

Investors Savings Bank’s purchases of mortgage loans from various entities and pools of mortgage loans in the secondary market on a bulk purchase basis meet the Company’s strict underwriting standards for new loan originations. The Company does not purchase loans that show evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all “contractually required payments receivable.” The Company has adopted the provisions of SOP 03-3 as of July 1, 2005.

Mortgage loans originated by the Company which do not meet its portfolio underwriting criteria are sold as whole loans and no mortgage servicing rights are retained by the Company.

Marketable Equity Securities, page 83

20.	We note you recorded an impairment charge of $3.1 million for the year ended June 30, 2004 on two issues of Freddie Mac preferred stock. Please provide us additional details surrounding the details of and related accounting for this charge:

•	The acquisition date and cost of each Freddie Mac preferred stock you held prior to the impairment and any subsequent acquisitions, if any;

•	Amortized cost and estimated fair value for June 30, 2003 and each subsequent quarter ended up to and including December 31, 2004;

•	Facts and circumstances supporting amount and timing of related impairment charge, including why the charge was taken in one particular period as opposed to another;

•	How and why you believe you have fully complied with the relevant guidance in SFAS 115 and SAB Topic 5:M.

Prior to the fiscal year 2004, the Company held two FHLMC preferred stocks totaling $15.2 million, whose estimated fair value was slightly in excess of original cost. These securities were called by the issuer at par in February 1999 and February 2002. At June 30, 2004, the Company held two other FHLMC preferred stocks (Series G and B) which were purchased in December 1998 and January 1999 with original costs of $12.5 million and $12.47 million, respectively. There were no acquisitions of FHLMC preferred stocks subsequent to recognition of the impairment charge in the fourth quarter of fiscal 2004.

Mr. William Friar
July 18, 2005

The cost basis and estimated fair values of the FHLMC preferred stocks Series G and B at the dates requested are summarized in the attached table.

Prior to the fourth quarter of fiscal 2004, management concluded that the decline in market value was not other-than-temporary. This conclusion was based on the following factors:

•	The extent to which market value was less than cost – prior to fiscal 2004 and during the first three quarters of fiscal 2004, the Company believed the unrealized loss was primarily due to the illiquid nature of these perpetual securities.

•	The strong financial position and credit rating of the issuer – the perpetual preferred securities are investment grade and the short and long-term prospects of the issuer and its reputation were strong.

•	The Company’s intent and ability were to retain these securities for a sufficient period of time to allow for an anticipated recovery in market value. Prior to the fourth quarter of fiscal 2004, management had both the intent and ability to hold these securities until a market recovery. The size of the investment (less than 1/2 of 1% of total assets) and the nature of the securities (adjustable rate securities tied to LIBOR, with a favorable tax treatment on the dividends) provided an adequate tax equivalent yield in the context of the overall asset/liability position of the Company.

During the fourth quarter of fiscal year 2004, management concluded that the unrealized losses on FHLMC Series G and B perpetual preferred stock were other-than-temporary in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and the SEC’s Staff Accounting Bulletin No. 59, “Accounting for Non-current Marketable Equity Securities.” Management’s assessment considered the continuing duration and increasing severity of the unrealized loss at June 30, 2004 (and in the subsequent period up to the issuance of the Company’s financial statements); recent adverse developments in the financial condition and near term prospects of the issuer; and management’s intent and the diminished likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time. Based on the recent events of this issuer, the financial markets’ perception of this issuer and the interest rate environment expected in the near term, management concluded that the unrealized losses were other-than-temporary at June 30, 2004 and recorded a non-cash impairment charge of $3.1 million to reflect the investments at their fair values at that date.

Mr. William Friar
July 18, 2005

Sources of Funds, page 86

21.	Please disclose the extent to which you use brokered deposits. If material, discuss the risks of such deposits and the reasons for reliance on them.

Brokered deposits are an immaterial portion of Investors Savings Bank’s total deposits with an overall balance of approximately $7.0 million at March 31, 2005. Disclosure as requested has been added to page 100.

Director Compensation, page 117

22.	Please revise the discussion to clarify whether some or all of the company’s directors are paid both for their service on the board of the company and that of the bank. Note how many board meetings were held last year and the total compensation paid to board members.

Disclosure on page 130 has been revised to clarify that directors are paid by each entity separately for service on the respective boards. Disclosure also has been added as requested to disclose the total compensation paid to board members in the last fiscal year. The number of board meetings is disclosed on page 128 under “—Meetings and Committees of the Board of Directors of Investors Bancorp, Inc.”

Benefit Plans, page 118

23.	In the second paragraph note the dollar amount that would have been paid, assuming that the severance payment provision had been tripped as of a recent date.

Additional disclosure as requested has been added on page 131.

24.	On page 122, expand the table to include the salaries of the company’s highest paid employees.

A footnote has been added to the table explaining that there is a maximum benefit payable under the pension plan due to tax law limitations.

25.	With respect to the Supplemental Retirement Plan 1, we assume that the four executives participating are none of the named executives. Please confirm to us that our assumption is correct.

Mr. William Friar
July 18, 2005

The disclosure has been revised to clarify who participates in the Supplemental Retirement Plan 1.

26.	Please revise the presentation of the information of the Supplemental Retirement Plan II so that it is clearer and more understandable to the average reader.

The disclosure has been revised to include an example of how the plan will operate.

How We Determined Stock Pricing..., page 139

27.	Please disclose whether any material relationship between Investors Bancorp and FinPro has existed within the previous two years, and if so, the nature of that relationship.

Disclosure on pages 154-155 have been revised to reflect FinPro, Inc.’s relationship with the Company over the previous two years. Please note that FinPro, Inc. was paid $35,500 in 2004 and $3,500 in 2003 for its consultancy work, which is immaterial to FinPro, Inc.’s revenues during those periods.

Financial Statements
Note 18, page F-37

28.	Please disclose the existence and estimated impact of SOP 03-3. We note SAB 74.

Additional disclosure as requested has been added on page F-38.

Exhibits

Exhibit 8

29.	Please file the signed tax opinion when it becomes available.

The executed tax opinion is included as an exhibit to pre-effective amendment No. 1.

* * *

Mr. William Friar
July 18, 2005

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2009 as soon as possible if it has any further comments.

Sincerely,

/s/Marc P. Levy

Enclosures
cc:	John Nolan, Accounting Branch Chief – SEC
Paula Smith, Staff Accountant – SEC
Robert M. Cashill, Chief Executive Officer and President – Investors Bancorp, Inc.
John J. Gorman, Esq.